Redacted Copy

FIRST AMENDMENT AGREEMENT

WHEREAS the Parties hereto entered into a term loan facility agreement dated as of December 31, 2015 among Namoya Mining S.A., as borrower, the guarantors party thereto, RFW Banro Investments Limited, as lender, and Gramercy Funds Management LLC, solely on behalf of the Gramercy Lenders (as defined therein) and not in its individual capacity, as lenders (the “Loan Agreement”).

AND WHEREAS capitalized terms used and not defined herein have the meanings assigned to them in the Loan Agreement.

AND WHEREAS the Parties have agreed to execute this First Amendment Agreement (this “Amending Agreement”) to, among other things, amend the conditions precedent set out in Section 6.1 of the Loan Agreement.

NOW THEREFORE, in consideration of the premises, mutual covenants and agreements herein set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree as follows:

1.	The Loan Agreement is hereby amended as follows:

(a)	The definition of “Closing Date” in Section 1.1 is hereby deleted in its entirety and replaced with the following:

“Closing Date” has the meaning given in Section 6.1;

(b)	The definition of “Effective Date” in Section 1.1 is hereby deleted in its entirety.

(c)	The following definitions are hereby added to Section 1.1, in alphabetical order:

“Approvals” means all authorizations, licenses, permits, concessions, clearances, consents, orders and other approvals required to be obtained from any person, including any governmental authority or stock exchange, in connection with the completion of the transactions contemplated by this Agreement;

“Loan Parties” means the Borrower and the Guarantors;

“Namoya Holdcos” means together, Namoya (Barbados) Limited and Banro Group (Barbados) Limited;

“Namoya Project” means the Properties and the mining operations developed, constructed and operated at and in respect of the Properties;

“Operating Plan” means the life of mine operating plan for the Namoya Project delivered in connection with the Gold Purchase and Sale Agreement dated as of February 27, 2015 between the Borrower, Banro and the Agent (as defined therein);

“Project Assets” means the shares in the capital of the Borrower and any other Affiliate of Banro (now or hereafter incorporated) that acquires any interest in the Namoya Project, the Properties, any processing facility owned or operated or both by Banro or any of its subsidiaries located on or near the Properties and all present and after-acquired real or personal property, used or acquired for use by Banro or any of its subsidiaries in connection with the mining, production or extraction of gold from the Properties;

First Amendment Agreement – Loan Agreement

“Properties” means the mineral claims, mineral leases and other mining rights, concessions and interests listed in Schedule E together with a 20 kilometre circumambient area surrounding the properties listed in Schedule E (the “AOI”), including all buildings structures improvements, appurtenances and fixtures that form part of the Namoya Project, whether created privately or by the action of any governmental authority, and includes any term extension, renewal, replacement, conversion or substitution of any such mineral claims, mineral leases and other mining rights, concessions or interests, owned or in respect of which an interest is held, directly or indirectly, by Banro or any of its subsidiaries at any time prior to the Maturity Date (as it may be extended in accordance with this Agreement), whether or not such ownership or interest is held continuously. The Properties are depicted in the map included in Schedule E;

“STA and Subscription Transactions” has the meaning given in Section 6.1;

“Stream Transactions” has the meaning given in Section 6.1;

(d)	Section 4.2 is hereby amended by replacing “Effective Date” with “Closing Date”.

(e)	Section 6.1 is hereby deleted in its entirety and replaced with the following:

Following, and conditional upon, completion of the transactions contemplated under the Gold Purchase and Sale Agreement dated as of December 31, 2015 between RFWB, Banro and Twangiza Mining S.A., as amended, modified or restated from time to time (the “Stream Transactions”), the parties hereto shall agree on a closing date (the “Closing Date”), which date shall be no later than February 29, 2016, provided that the following conditions have been satisfied (or waived by the Lenders) on or before the Closing Date:

(i)

Banro and the Borrower shall have delivered to the Lenders a certificate of status, good standing or compliance (or equivalent) for each Loan Party and the Namoya Holdcos, issued by the relevant governmental authority dated no earlier than five Business Days prior to the Closing Date;

(ii)

Each Loan Party shall have executed and delivered to the Lenders a certificate of a senior officer of each in form and substance satisfactory to the Lenders, acting reasonably, dated as of the Closing Date, as to the constating documents of each; the resolutions of the board of directors of each authorizing the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement and the other Loan Documents to which it is a party; and such other matters pertaining to the transactions contemplated hereby as the Lenders may reasonably require;

(iii)

Banro and the Borrower shall have delivered to the Lenders a favourable opinion, in form and substance satisfactory to the Lenders, acting reasonably, dated as of the Closing Date, from external legal counsel to the Loan Parties and the Namoya Holdcos as to (i) the legal status of each, (ii) the corporate power and authority of each to execute, deliver and perform the Loan Documents to which it is a party, (iii) the execution and delivery of the Loan Documents to which it is a party and the enforceability of the Loan Documents against each, (iv) that this Agreement and the other Loan Documents, and the performance by Banro and the Borrower of the obligations hereunder or thereunder, do not conflict with, violate, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), the Indenture, the Collateral Trust Agreement, or any of the Collateral Documents governed by Ontario law, (v) the outstanding share capital of the Borrower and the Namoya Holdcos, (vi) the creation of valid mortgages and charge upon, and security interests in (including as to ranking of such security interests), the Collateral (as defined in the Indenture); and (vii) the due registration or filing of the Security Documents and, where applicable, the perfection of the security interest of the Lenders (including as to ranking of such security interests), under such Security Documents and the results of the usual searches that would be conducted in connection with the security that is the subject of such Security Documents;

First Amendment Agreement – Loan Agreement

(iv)

each Loan Party shall have certified that, as of the Closing Date (i) all of the representations and warranties made by each pursuant to Section 8.1 of this Agreement are true and correct on and as of such date, and (ii) no Event of Default (or an event which with notice or lapse of time or both would become an Event of Default) has occurred and is continuing under this Agreement or any other Loan Document to which it is a party;

(v)

Banro and the Borrower shall have delivered to the Lenders a legal opinion addressed to the Lenders from external counsel, in form and substance satisfactory to the Lenders, with respect to title to the Properties dated as of the Closing Date;

(vi)

Banro and the Borrower shall have certified that, as of the Closing Date, no Approvals of any governmental authority are required to operate the Project Assets substantially in accordance with the Operating Plan, except

(A)	as have already been obtained and received by the Borrower and continue to be in place without challenge or appeal, to the extent reasonably considered necessary or appropriate, or

(B)	as are reasonably expected to be obtained by the time they are necessary,

except for those that would not reasonably be expected to have a Material Adverse Effect;

(vii)	Banro and the Borrower shall have delivered to the Lenders a certificate of a senior officer confirming:

(A)

compliance with applicable laws in respect of the Project Assets (including that each of Banro and the Borrower is in compliance with all terms of, and has made all necessary expenditures and investments required to maintain in good standing, its mineral claims, mineral leases, mineral and exploration licenses and other mining rights) dated no earlier than five Business Days prior to the Closing Date; and

First Amendment Agreement – Loan Agreement

(B)	that no event, occurrence, change or effect shall have occurred that has or may have Material Adverse Effect;

(viii)

each of Banro and its subsidiaries (including the Borrower and the other Guarantors) shall have executed and delivered, as security for the performance of their obligations to the Lenders under this Agreement, the Security Documents requested by the Lenders and such executed Security Documents shall have been registered, filed or recorded in all offices, and all actions shall have been taken, that may be prudent or necessary to preserve, protect or perfect the security interest of the Lenders, under such Security Documents;

(ix)	Banro or the Borrower shall have paid all costs and expenses of the Lenders pursuant to Section 13.6 hereof payable as at the Closing Date;

(x)

Banro shall have arranged for the payment of (or directed the payment of) concurrent with closing of the transactions contemplated herein all fees owing pursuant to the fee agreements between Banro and the Lenders or their affiliates in connection with the transactions contemplated hereunder, the Stream Transactions and the STA and Subscription Transactions (as defined below); and

(xi)

the transactions contemplated under each of the following agreements (collectively, the “STA and Subscription Transactions”) shall be advanced so that each may be completed concurrently with the closing of the transactions contemplated hereby: (i) the Securities Transfer Agreement dated December 31, 2015 and as amended as of the date hereof between Banro and certain of its Affiliates, RFWB and Gramercy Funds Management LLC, on behalf of the Vendors (as defined therein), as amended from time to time, and (ii) the Subscription Agreement dated as of December 31, 2015 and as amended as of the date hereof between Banro and the Subscriber (as defined therein), as amended from time to time.

Banro shall deliver the Warrants to the Lenders on the Closing Date.”

(f)	Schedule C (Use of Proceeds) is hereby deleted in its entirety and replaced with Appendix A hereto.

(g)	Appendix B hereto is hereby inserted as Schedule E (Description of Borrower’s Properties (With Map)) to the Loan Agreement.

2.

Each of the Parties agrees that save and except as amended in this Amending Agreement, all of the terms of the Loan Agreement shall continue in full force and effect and shall be binding on the Parties and the Loan Agreement (as amended hereby) is hereby ratified and confirmed and shall be effective as of the date written below. The Parties hereby confirm that this Amending Agreement, together with the Loan Agreement, as further amended hereby, contain the entire agreement between the Parties hereto.

3.	Each of the Parties represents and warrants to each other Party that:

First Amendment Agreement – Loan Agreement

(a)	it has the necessary capacity and authority to enter into this Amending Agreement;

(b)	this Amending Agreement constitutes valid and legally binding obligations of such Party, enforceable against it in accordance with its terms;

(c)

it has executed this Amending Agreement as its own free act (and that it has not been influenced to any extent whatsoever in executing this Amending Agreement by any representations or statements made by any other Party, or by any person on behalf of any other Party);

(d)

it has read this Amending Agreement and fully understands its terms and that it has had an opportunity to obtain independent legal advice with respect to it and the terms and conditions of it, and it further declares that this Amending Agreement is being entered into voluntarily for the purpose set out herein; and

(e)

except as set out herein, there has been no representation of fact or opinion, promise, threat or inducement made to it that affected its decision to enter into this Amending Agreement and the consideration stated herein is the sole consideration for this Amending Agreement.

4.

Each Party shall execute all documents and do all things reasonably necessary or desirable to give full effect to this Amending Agreement and to any matter or thing contemplated pursuant to this Amending Agreement.

5.

This Amending Agreement will read together with the Loan Agreement as if the provisions of this Amending Agreement and the Loan Agreement were contained in one agreement. If there is any conflict or inconsistency between the provisions of this Amending Agreement and the provisions of the Loan Agreement, the provisions of this Amending Agreement will prevail.

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First Amendment Agreement – Loan Agreement

IN WITNESS WHEREOF the parties have caused this Amending Agreement to be duly executed as of the 15th day of February, 2016.

BORROWER:	NAMOYA MINING S.A.

	Per:	“Désiré Sangara”
		Name:	Désiré Sangara
		Title:	Chairman of the Board

Per:
Name:
Title:

First Amendment – Loan Agreement

GUARANTORS:	BANRO CORPORATION

	Per:	“Richard Brissenden”
		Name:	Richard Brissenden
		Title:	Chairman of the Board

Per:
Name:
Title:

BANRO CONGO MINING S.A.

	Per:	“Désiré Sangara”
		Name:	Désiré Sangara
		Title:	Chairman of the Board

Per:
Name:
Title:

TWANGIZA MINING S.A.

	Per:	“Désiré Sangara”
		Name:	Désiré Sangara
		Title:	Chairman of the Board

Per:
Name:
Title:

Term Loan – Amending Agreement

KAMITUGA MINING S.A.

Per:	“Désiré Sangara”
Name: Désiré Sangara
Title: Director

Per:
Name:
Title:

LUGUSHWA MINING S.A.

Per:	“Désiré Sangara”
Name: Désiré Sangara
Title: Director

Per:
Name:
Title:

Term Loan – Amending Agreement

LENDERS:	RFW BANRO INVESTMENTS LIMITED

	Per:	“Lu Jiongjie”
Name: Lu Jiongjie
Title: Director

Per:
Name:
Title:

GRAMERCY FUNDS MANAGEMENT LLC, solely on behalf of each Gramercy Lender and not in its individual capacity

	Per:	Signed
Name: [Redacted]
Title: [Redacted]

Term Loan – Amending Agreement

APPENDIX A

Please see attached.

First Amendment Agreement – Loan Agreement

SCHEDULE C
USE OF PROCEEDS

US$ Millions

Payment of a portion of the balance of tranche 1 and tranche 2 of the gold purchase and sale agreements among Twangiza GFSA Holdings, Banro and Twangiza, each dated as of February 27, 2015, as amended or amended and restated from time to time.	22.5

First Amendment – Loan Agreement

APPENDIX B

Please see attached.

First Amendment Agreement – Loan Agreement

SCHEDULE E
DESCRIPTION OF BORROWER’S PROPERTIES (WITH MAP)

[Redacted]

First Amendment Agreement – Loan Agreement